UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549






                                  FORM U-9C-3



                               QUARTERLY REPORT



                      For the quarter ended June 30, 2003

        Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                  Act of 1935







                          ALLIANT ENERGY CORPORATION

                             4902 N. Biltmore Lane

                         Madison, Wisconsin 53718-2132

                                 608-458-3311

                          ALLIANT ENERGY CORPORATION

                                  FORM U-9C-3

                      For the Quarter Ended June 30, 2003




                                   CONTENTS

                                                                                   Page
ITEM 1 - Organization Chart                                                         3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions             5

ITEM 3 - Associate Transactions                                                     6

ITEM 4 - Summary of Aggregate Investment                                            7

ITEM 5 - Other Investments                                                          8

ITEM 6 - Financial Statements and Exhibits                                          8

SIGNATURES                                                                          8

EXHIBIT A                                                                           9


ITEM 1 - ORGANIZATION CHART
(As of June 30, 2003)

----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                        Name of Company                      Energy-                                       Percentage      Nature
                 (Organization Chart Hierarchy)              or Gas-                                       of Voting         of
             (Inactive companies denoted with (*))           Related     Date of          State of         Securities     Business
            (Reporting companies denoted with (**))          Company   Organization     Organization          Held           (a)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
Alliant Energy Corporation                                     N/A         N/A              N/A               N/A            N/A
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
  Alliant Energy TransCo LLC                                   N/A         N/A              N/A               N/A            N/A
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
       TRANSLink Development Company LLC (**)                Energy       6/7/02          Delaware            16%        (vii) - 4
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
  Distribution Vision 2010, LLC (**)                         Energy      10/2/01          Delaware            18%        (vii) - 3
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
  Wisconsin Power and Light Company                            N/A         N/A              N/A               N/A            N/A
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
       Dais Analytic Corporation (**)                        Energy      4/19/93          New York             1%        (ii)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
  Alliant Energy Resources, Inc.                               N/A         N/A              N/A               N/A            N/A
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
       ADI Thermal Power Corporation (**)                    Energy      8/11/97         Washington            4%        (ii)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
       American Superconductor Corporation (**)              Energy       4/9/87          Delaware            < 1%       (ii)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
       AnAerobics, Inc. (**)                                 Energy       5/8/96          Delaware             6%        (ix) - 3
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
       AstroPower, Inc. (**)                                 Energy      4/28/89          Delaware            < 1%       (ii)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
       CellTech Power, Inc. (**)                             Energy       5/1/00          Delaware             1%        (ii)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
       Nth Power Technologies Fund II, LP (**)               Energy      2/25/00         California            8%        (ii)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
       Proton Energy Systems, Inc. (**)
       (Also owned by AER Holding Company)                   Energy      8/16/96          Delaware            < 1%       (ii)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
       SmartEnergy, Inc. (**)                                Energy      4/15/99          Delaware            95%        (v) - 2
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
       STM Power, Inc. (**)                                  Energy      3/17/03          Delaware             8%        (ii)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
       AER Holding Company                                     N/A         N/A              N/A               N/A            N/A
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
            Proton Energy Systems, Inc. (**)
            (Also owned by Alliant Energy Resources, Inc.)   Energy      8/16/96          Delaware            < 1%       (ii)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
       Alliant Energy Integrated Services Company              N/A         N/A              N/A               N/A            N/A
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
            Industrial Energy Applications, Inc. (**)        Energy      9/22/83            Iowa              100%       (i)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                 BFC Gas Company LLC (**)                    Energy      12/7/95            Iowa              60%        (vi)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                 Energys, Inc. (**)                          Energy      6/25/84         Wisconsin            100%       (i)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
            RMT, Inc. (**)                                   Energy      7/29/83         Wisconsin            100%       (vii) - 1
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                 RMT North Carolina, Inc. (**)               Energy       4/6/69       North Carolina         100%       (vii) - 1
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                 RMT, Inc., Michigan (**)                    Energy      12/15/95         Michigan            100%       (vii) - 1
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                 RMT International, Inc. (**)                Energy      10/9/97         Wisconsin            100%       (vii) - 1
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
            Heartland Energy Group, Inc. (**)                Energy       6/1/95         Wisconsin            100%       (v) - 1
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                 Industrial Energy Applications
                    Delaware, Inc.                             N/A         N/A              N/A               N/A            N/A
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                      Oak Hill Pipeline LP (**)              Energy       4/1/97           Texas              99%        (ix) - 1
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                      Alliant South Texas Pipeline, LP (**)
                           (Also owned by Alliant Energy
                           Field Services, LLC)              Energy      4/20/99           Texas              99%        (ix) - 1
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                      Alliant Energy Desdemona, LP (**)
                           (Also owned by Alliant Energy
                           Field Services, LLC)              Energy      2/14/00          Delaware            99%        (ix) - 1
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                      Bastian Bay Pipeline, LP (**) (Also
                           owned by Alliant Energy Field
                           Services, LLC)                    Energy      8/31/00           Texas              90%        (ix) - 1
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                 Alliant Energy Field Services, LLC            N/A         N/A              N/A               N/A            N/A
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                                       3
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                      Alliant South Texas Pipeline, LP (**)
                          (Also owned by Industrial Energy
                          Applications Delaware, Inc.)       Energy      4/20/99           Texas              99%        (ix) - 1
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                      Alliant Energy Desdemona, LP (**)
                          (Also owned by Industrial Energy
                          Applications Delaware, Inc.)       Energy      2/14/00          Delaware            99%        (ix) - 1
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                      Bastian Bay Pipeline, LP (**) (Also
                           owned by Industrial Energy
                           Applications Delaware, Inc.)      Energy      8/31/00           Texas              90%        (ix) - 1
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                 NG Energy Trading, LLC (**)                 Energy      9/26/00          Oklahoma            51%        (v) - 1
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
            Alliant Energy Integrated Services -
               Energy Solutions LLC (**)                     Energy       1/1/01            Iowa              100%       (i)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                 Schedin & Associates, Inc. (*) (**)         Energy      6/22/82         Minnesota            100%       (i)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                 SVBK Consulting Group, Inc. (*) (**)        Energy       7/2/85          Florida             100%       (i)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
            Alliant Energy Integrated Services -
               Energy Management LLC (**)                    Energy       1/1/01            Iowa              100%       (i)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
            Energy Performance Services, Inc. (**)           Energy      12/17/93       Pennsylvania          100%       (i)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
            Cogenex Corporation (**)                         Energy      9/26/83       Massachusetts          100%       (i)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                 APS Cogenex LLC (**)                        Energy      9/29/95          Delaware            50%        (i)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                 Energy Capital and Services I, LP (**)      Energy       5/4/90       Massachusetts          100%       (i)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                 Energy Capital and Services II, LP (**)     Energy      11/13/90      Massachusetts          100%       (i)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                 Cogenex West Corporation (**)               Energy      9/26/83       Massachusetts          100%       (i)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                 EUA Cogenex-Canada Inc. (**)                Energy      10/11/94          Canada             100%       (i)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                      EUA Cogenex-Canada Energy
                         Services, Inc. (**)                 Energy      12/16/97          Canada             100%       (i)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                           AGRA Cogenex Joint Venture (**)   Energy       7/8/97           Canada             50%        (i)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                 Northeast Energy Management, Inc. (**)      Energy       1/7/94       Massachusetts          100%       (i)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
       Alliant Energy Investments, Inc.                        N/A         N/A              N/A               N/A            N/A
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
            Heartland Energy Services, Inc.                    N/A         N/A              N/A               N/A            N/A
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                 ReGENco LLC (**)                            Energy      4/19/99         Wisconsin            30%        (vii) - 2
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
       Alliant Energy Synfuel LLC                              N/A         N/A              N/A               N/A            N/A
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
            Kaufman & Broad-Nexgen LLC                         N/A         N/A              N/A               N/A            N/A
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                 West Virginia Synfuel LP                      N/A         N/A              N/A               N/A            N/A
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                      Alpha Synfuel LLC                        N/A         N/A              N/A               N/A            N/A
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
                           New River Synfuel LLC (**)        Energy       3/9/98          Colorado            22%        (vi)
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
       Alliant Energy Transportation, Inc.                     N/A         N/A              N/A               N/A            N/A
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------
            Williams Bulk Transfer Inc. (**)                 Energy      4/27/99            Iowa              100%       (ix) - 2
----------------------------------------------------------- --------- -------------- ------------------- --------------- -----------

N/A - Not applicable
(a)   The following abbreviations were used:

----------------- -----------------------------------------------------------------------------
Abbreviation      Nature of Business
----------------- -----------------------------------------------------------------------------
(i)               Energy management services
(ii)              Development and commercialization of innovative electro technologies
(v) - 1           Brokering and marketing of energy commodities - natural gas
(v) - 2           Brokering and marketing of energy commodities - natural gas and electricity
(vi)              Production of alternative fuels
(vii) - 1         Environmental licensing, testing, and remediation services
(vii) - 2         Integrated turbine and generator services
(vii) - 3         Distribution system research and development
(vii) - 4         Transmission system maintenance and operations
(ix) - 1          Fuel transportation facilities services
(ix) - 2          Fuel handling and storage facilities services
(ix) - 3          Waste water treatment
----------------- -----------------------------------------------------------------------------

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS:
Investment level at June 30, 2003

-------------------------------------------- ------------------------- -------------- ----------------------------------------------
                                                                         Principal
                  Company                         Type of                Amount of                  Person to
                  Issuing                         Security               Security            Whom Security was Issued
                 Security                         Issued               (in thousands)                  (1)
-------------------------------------------- ------------------------- -------------- ----------------------------------------------
ADI Thermal Power Corporation                Common stock                   $200       Alliant Energy Resources, Inc.
Alliant Energy Desdemona, LP                 Partnership capital          $1,569       Industrial Energy Applications Delaware, Inc.
                                             Partnership capital              $1       Alliant Energy Field Services, LLC
Alliant Energy Integrated Services -
     Energy Management LLC                   Money pool borrowings        $9,761       Alliant Energy Resources, Inc.
Alliant Energy Integrated Services -
     Energy Solutions LLC                    Money pool borrowings        $4,802       Alliant Energy Resources, Inc.
Alliant South Texas Pipeline, LP             Partnership capital          $5,254       Industrial Energy Applications Delaware, Inc.
                                             Partnership capital              $8       Alliant Energy Field Services, LLC
American Superconductor Corporation          Common stock                   $963       Alliant Energy Resources, Inc.
AnAerobics, Inc.                             Series A preferred stock     $2,000       Alliant Energy Resources, Inc
AstroPower, Inc.                             Common stock                   $497       Alliant Energy Resources, Inc.
BFC Gas Company LLC                          Capital                      $1,975       Industrial Energy Applications, Inc.
CellTech Power, Inc.                         Series A preferred stock       $252       Alliant Energy Resources, Inc.
Cogenex Corporation (Incl. subsidiaries)     Money pool borrowings       $76,062       Alliant Energy Resources, Inc.
Dais Analytic Corporation                    Common stock                    $90       Wisconsin Power and Light Company
Distribution Vision 2010, LLC                Capital                        $100       Alliant Energy Corporation
Energys, Inc.                                Common stock                 $8,747       Industrial Energy Applications, Inc.
                                             Money pool borrowings          $131       Alliant Energy Resources, Inc.
Energy Performance Services, Inc.            Money pool borrowings       $16,871       Alliant Energy Resources, Inc.
Heartland Energy Group, Inc.                 Common stock                 $5,011       Alliant Energy Integrated Services Company
                                             Money pool borrowings        $1,704       Alliant Energy Resources, Inc.
Industrial Energy Applications, Inc.         Common stock                $21,060       Alliant Energy Integrated Services Company
                                             Money pool borrowings       $20,373       Alliant Energy Resources, Inc.
New River Synfuel LLC                        Capital                     $24,047       Alpha Synfuel LLC
Nth Power Technologies Fund II, LP           Partnership capital          $7,000       Alliant Energy Resources, Inc.
Oak Hill Pipeline LP                         Partnership capital          $1,245       Industrial Energy Applications Delaware, Inc.
Proton Energy Systems, Inc.                  Common stock                   $499       Alliant Energy Resources, Inc.
                                             Common stock                    $22       AER Holding Company
ReGENco LLC                                  Class A units                $1,084       Heartland Energy Services, Inc.
                                             Class B units                  $833       Heartland Energy Services, Inc.
RMT, Inc. (Incl. subsidiaries)               Common stock                $11,822       Alliant Energy Integrated Services Company
SmartEnergy, Inc.                            Common stock                $15,000       Alliant Energy Resources, Inc.
                                             Bridge loan                 $22,721       Alliant Energy Resources, Inc.
STM Power, Inc.                              Series A preferred stock     $2,500       Alliant Energy Resources, Inc.
TRANSLink Development Company                Capital                        $288       Alliant Energy TransCo LLC
                                             Loan                         $1,027       Alliant Energy TransCo LLC
Williams Bulk Transfer Inc.                  Common stock                     $1       Alliant Energy Transportation, Inc.
                                             Money pool borrowings        $4,381       Alliant Energy Resources, Inc.
-------------------------------------------- ------------------------- -------------- ----------------------------------------------

(1) Associate companies.

ITEM 3 - ASSOCIATE TRANSACTIONS
For the Quarter Ended June 30, 2003

Part I -- Transactions performed by reporting companies on behalf of associate companies (a):

----------------------------------------------------------------------------------------------------------------------------------
Reporting       Associate                                                  Direct       Indirect                       Total
Company         Company            Types of                                Costs          Costs        Cost of         Amount
Rendering       Receiving          Services                               Charged        Charged       Capital         Billed
Services        Services           Rendered                            (in thousands) (in thousands) (in thousands) (in thousands)
----------------------------------------------------------------------------------------------------------------------------------
RMT              WP&L          Environmental consulting                      $502           $-            $-            $502
RMT              IEA           Environmental consulting                        35            -             -              35
RMT              IP&L          Environmental consulting                       212            -             -             212
RMT              Resources     Environmental consulting                        49            -             -              49
RMT              AEG           Environmental consulting                        51            -             -              51
ReGENco          IP&L          Integrated turbine & generator services        628            -             -             628
ReGENco          WP&L          Integrated turbine & generator services         42            -             -              42
ReGENco          AEG           Storage lease, handling & maintenance          145            -             -             145
----------------------------------------------------------------------------------------------------------------------------------

Part II -- Transactions performed by associate companies on behalf of reporting companies (a):

--------------------------------------------------------------------------------------------------------------------------------
Associate        Reporting                                         Direct        Indirect                       Total
 Company          Company                 Types of                 Costs          Costs         Cost of         Amount
Rendering        Receiving                Services                Charged        Charged        Capital         Billed
Services         Services                 Rendered             (in thousands) (in thousands) (in thousands) (in thousands)
--------------------------------------------------------------------------------------------------------------------------------
RMT                IEA             Environmental consulting         $35             $-            $-              $35
--------------------------------------------------------------------------------------------------------------------------------


(a)    The following abbreviations were used:

---------------- ------------------------------------------         --------------- ------------------------------------------
Abbreviation     Legal Name                                         Abbreviation    Legal Name
---------------- ------------------------------------------         --------------- ------------------------------------------
AEG              AEG Worldwide, Inc.                                ReGENco         ReGENco LLC
IEA              Industrial Energy Applications, Inc.               RMT             RMT, Inc.
IP&L             Interstate Power and Light Company                 WP&L            Wisconsin Power and Light Company
Resources        Alliant Energy Resources, Inc.
---------------- ------------------------------------------         --------------- ------------------------------------------

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in thousands)

Investments in energy-related companies:

---------------------------------------------------------------------------------- -------------------------- ----------
Total consolidated capitalization as of June 30, 2003 (a)                                 $4,971,550           Line 1
---------------------------------------------------------------------------------- -------------------------- ----------
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                           745,733           Line 2
---------------------------------------------------------------------------------- -------------------------- ----------
Greater of $50 million or total capitalization multiplied by 15% (Line 2)                    745,733           Line 3
---------------------------------------------------------------------------------- -------------------------- ----------
Total current aggregate investment subsequent to April 21, 1998 (categorized by major line of energy-related business):
     Energy-related business category i                                                      116,374
     Energy-related business category ii                                                      15,023
     Energy-related business category iii                                                          -
     Energy-related business category iv                                                           -
     Energy-related business category v                                                       41,147
     Energy-related business category vi                                                      33,027
     Energy-related business category vii                                                      4,165
     Energy-related business category viii                                                   121,106 (b)
     Energy-related business category ix                                                      13,215
     Energy-related business category x                                                            -
                                                                                       -------------
          Total current aggregate investment                                                 344,057           Line 4
---------------------------------------------------------------------------------- -------------------------- ----------
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(Line 3 less Line 4)                                                                        $401,676           Line 5
---------------------------------------------------------------------------------- -------------------------- ----------

Investments in gas-related companies:

------------------------------------------------------------------------ -------------------------
Total current aggregate investment (categorized by major line of gas-related business):
     Gas-related business category i                                                    $-
     Gas-related business category ii                                                    -
                                                                            -------------------
         Total current aggregate investment                                             $-
------------------------------------------------------------------------ -------------------------

(a) Includes common equity, cumulative preferred stock of subsidiaries, long-term debt, current maturities and sinking funds and short-term debt (variable rate demand bonds, commercial paper and other short-term borrowings).

(b) Represents $99,206,000 of payments and $21,900,000 of commitments for future payments required to purchase generation equipment that Alliant Energy intends to use to develop one or more qualifying facilities.

ITEM 5 - OTHER INVESTMENTS
(Dollars in thousands)

------------------------------------------ ----------------- ---------------- ----------------------------------------------------
                                                Other             Other
              Major Line Of                   Investment       Investment
             Energy-Related                    In Last           In This                     Reason for Difference
                Business                    U-9C-3 Report     U-9C-3 Report                   In Other Investment
------------------------------------------ ----------------- ---------------- ----------------------------------------------------
Energy-related business category i*
     Industrial Energy Applications, Inc.         $41,584        $41,433        In the second quarter of 2003, Industrial Energy
                                                                                Applications, Inc. repaid $151 of money pool
                                                                                borrowings to Alliant Energy Resources, Inc.

Energy-related business category v*
     Heartland Energy Group, Inc.                  $3,289         $3,289        No change.

Energy-related business category vi*
     BFC Gas Company LLC                           $1,975         $1,975        No change.

Energy-related business category vii*
     RMT, Inc. (including subsidiaries)           $11,822        $11,822        No change.

Energy-related business category ix*
     Oak Hill Pipeline LP                          $1,616         $1,245        In the second quarter of 2003, Oak Hill Pipeline
                                                                                LP made a distribution of $371 to Industrial
                                                                                Energy Applications Delaware Inc.
------------------------------------------ ----------------- ---------------- ----------------------------------------------------

* Item 5 includes aggregate investments that were invested or committed to be invested in energy-related companies, prior to the date Rule 58 was effective for Alliant Energy Corporation (April 21, 1998 - Date Alliant Energy Corporation became a registered holding company), for which there is recourse, directly or indirectly, to Alliant Energy Corporation or any subsidiary thereof.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
List all financial statements and exhibits filed as a part of this report.

A.  FINANCIAL STATEMENTS:

Filed under confidential treatment pursuant to Rule 104 (b).

B.    EXHIBITS:

1.    Exhibit A - Certificate of Alliant Energy Corporation

2.    Copies of contracts required by Item 3:
        None


                                  SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Alliant Energy Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 26th day of August 2003.

ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer                      Vice President-Controller and Chief Accounting Officer
-----------------------------------
John E. Kratchmer                              (Principal Accounting Officer)


                                                                      Exhibit A


                          ALLIANT ENERGY CORPORATION
             4902 N. Biltmore Lane, Madison, Wisconsin 53718-2132

                                  CERTIFICATE

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that a conformed copy of the quarterly report on Form U-9C-3 shall be filed with the interested state commissions promptly after filing with the SEC. The names and addresses of each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies are:

Iowa Utilities Board
350 Maple Street
Des Moines, Iowa 50319-0069

Illinois Commerce Commission
527 E. Capitol Avenue
Springfield, Illinois 62701

Minnesota Public Utilities Commission
121 7th Place E. Suite 350
St. Paul, MN 55101-2147

Public Service Commission of Wisconsin
610 North Whitney Way, P.O. Box 7854
Madison, Wisconsin 53707-7854

ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer                      Vice President-Controller and Chief Accounting Officer
---------------------------------
John E. Kratchmer                              (Principal Accounting Officer)
